Filed by Centene Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

Credit Suisse 34th Annual Healthcare Conference—Scottsdale

November 10, 2015

Safe Harbor Statement

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by

Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus, as it may be amended, that is included in the Registration Statement on Form S-4 that has been filed with the SEC on September 21, 2015 in connection with the merger. A further list and description of risks and uncertainties can be found in Centene’s Annual

Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene prepared a registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of Centene and Health Net filed with the SEC on September 21, 2015. The registration statement has been declared effective by the SEC. Each of Centene and Health Net have mailed the definitive joint proxy statement/prospectus to their respective stockholders and, at the appropriate time, will file other documents regarding the merger with the SEC. Centene and Health Net urge investors and stockholders to read the definitive joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Earnings Guidance Policy

Our Company’s policy is, “that the Company undertakes no obligation to update its earnings guidance, other than as part of its quarterly or yearly earnings disclosure, and that silence on guidance by the Company or Company officials should not be interpreted that guidance has or has not changed. In any event, no updated guidance would ever be given that is not previously or simultaneously disclosed in an SEC filing or other broad non-exclusionary means.”

“Further, it is Company policy to generally not hold discussions with investors commencing two weeks prior to earnings release.”

4

Centene Overview

WHO WE ARE

St. Louis

based company founded in Milwaukee in 1984

17,100 employees #186 $3.9 billion

on the

500 in cash and investments

Fortune list

$21.0-21.3 billion

expected revenue for 2015

WHAT WE DO

23 states

with government sponsored healthcare programs

Medicaid Exchanges MA D-SNP Correctional

(20 states) (12 States) (8 States) (5 States)

4.8 million members 237,000 & 2,000

Physicians Hospitals

in our provider networks

5

Delivering Results

Initial 2014 Actual

Guidance 2014

Premium & Service $13.5B—$14.0 B $15.7B

Revenue

$1.75—$1.90	$2.23

$ 2.50 Diluted EPS

$ $(0. 0.06) 06

$ 2.25

$0.20

$ 2.00 $0.26

$2.23

$ 1.75

$1.83

$ 1.50

Guidance Tax Benefit Performance Transaction Costs Actual 2014

Midpoint

6

YTD Q3 Recap

2014 2015% Growth

Membership 3.9M 4.8M ? 24%

Premium & $11.3B $15.4B- ? 37%

Service Revenue

EPS $1.35 $1.99- ? 47%

Stock Performance $41.36 $54.23 ? 31%

(As of Sept 30)

7

2015 Guidance

($ IN MILLIONS, EXCEPT SHARE DATA)

Low High

Premium and Service Revenues $21,000 $21,300

Diluted EPS (excluding merger related $2.84 $2.90

costs)

HBR% 89.2% 89.4%

G&A% (excluding merger related costs) 8.2% 8.4%

Effective Tax Rate 48.0% 50.0%

Diluted Shares (in millions) 123.0 123.5

8

Disciplined Growth

5	YEAR CAGR: 2010 – 2015*

38% 26% 37%

Premium & Stock Price

EPS

Service Revenue 5 Year CAGR: 2009 – 2014

Industry Leading Growth Rates

*	Based on midpoint of 2015 guidance.

Centene Has Delivered Growth Since 2008

HEALTHCARE COVERAGE SOLUTIONS

Government Solutions AZ FL GA IN OH SC TX WI

Low-Income Medicaid

CHIP

ABD (non duals)

ABD (dual-eligible) or Dual Demonstrations

Long-Term Services and Supports

Foster Care

Medicare Special Needs Plan

Specialty Health Solutions

Pharmacy Benefits

Behavioral & Specialty Therapies

Life & Health Management

Managed Vision

Telehealth

8

States

70

Solutions

Combination Creates Increased Product Diversity Across a Broader Footprint (Pro Forma 2015)

Government Solutions	AZ	AR	CA	FL	GA	IL	IN	KS	LA	MA	MI	MN	MS	MO	NH	OH	OR	SC	TN	TX	VT	WA	WI
TANF	●		●	●	●	●	●	●	●				●	●	●	●	●	●		●		●	●
Medicaid Expansion	●	●	●			●				●					●	●	●					●	
CHIP	●		●	●	●		●	●	●				●	●	●	●	●	●		●		●	●
ABD (non-duals)	●		●	●		●	●	●	●				●		●	●	●	●		●		●	●
ABD (Medicaid only dual-eligibles)	●		●	●				●							●		●			●			●
Dual Demonstrations			●			●					●					●		●		●			
Intellectually/Developmentally Disabled						●		●							●								
Long-Term Services and Supports	●			●		●		●			●				●	●		●		●			
Foster Care			●	●				●	●				●	●	●					●		●	
Medicare Advantage	●		●														●					●	
Medicare Special Needs Plan	●			●	●						●					●	●			●			●
Health Insurance Marketplace	●	●	●	●	●	●	●			●			●			●	●			●		●	
Correctional Healthcare			●							●		●							●		●		
Specialty Health Solutions																							
Pharmacy Benefits	●	●	●	●	●	●	●	●	●	●	●		●		●	●		●		●		●	
Behavioral & Specialty Therapies	●	●	●	●	●	●	●	●	●	●	●		●	●	●	●		●		●		●	●
Life & Health Management	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●		●	●	●	●	●	●
Primary Care Solutions for Complex Populations				●			●	●						●		●				●			●
Managed Vision	●	●	●	●	●	●	●	●	●	●	●		●	●	●	●		●		●		●	●
Dental Benefits[1]	●	●		●	●	●		●		●	●		●	●		●				●			●
Telehealth (Nurse Triage and Education Line)	●	●	●	●	●	●	●	●	●	●	●		●	●	●	●		●		●		●	●

1 *Centene is in process of transitioning dental services from external vendors to our new dental benefit management subsidiary.*

Note: Does not include HNT's Group Commercial and TRICARE lines of business.

23 States **237 Solutions**

11

Funds Flow

Structured to Facilitat

Free Cash

Flow

STATES

Actuarially Sound Premiums

CENTENE’S REGULATED HEALTH PLANS

Market-based and state-approved contractual relationship

CENTENE’S UNREGULATED ENTITIES

CENTENE CENPATICO DENTAL US SCRIPT & MANAGEMENT NURTUR OPTICARE BEHAVIORAL NURSEWISE HEALTH & ACARIAHEALTH

COMPANY HEALTH WELLNESS

Unregulated net cash flow

CENTENE CORPORATION

Unregulated Cash Flow Available to Service Debt

And Cover Fixed Charges

Enhanced Capabilities for Delivering High Quality, Affordable Healthcare

1. Growth in 2017 and beyond

2. Critical mass

3. Increased capabilities

4. Pro Forma 2015E Premium & Service Revenue of $37B

5. Pro Forma 2015E Adj. EBITDA in excess of $1.5B

Enhanced Capabilities for Delivering High Quality, Affordable Healthcare

Health Net adds over 6M members* & Key Capabilities in Growth Products

1.8M Medicaid members*

Provides deeper penetration in California—the largest Medicaid state with 12 million beneficiaries

Approximately 270K Medicare Advantage members * in CA, AZ, OR & WA

Provides a 4 Star Medicare Advantage capability

Over 65% of Medicare beneficiaries are at or below 400% of the FPL

Opportunity to leverage HNT’s MA platform across CNC states

Nearly 275K Exchange members *

Complimentary Exchange approach—focused on targeted “low-income” populations

24K Dual Demonstration members *

124K Prison Health Eligibles *

Other Government Contracts Business: ? 2.8M TRICARE members * ? Approximately 5M VA eligibles*

Government Contracts revenues of at least $600M expected for FY2015

Opportunity for increased specialty company growth

*	Membership as of 9/30/15

Key Transaction Terms

$28.25	in cash plus 0.622 shares of Centene

Purchase

Price Implies $78.57 per Health Net share based on July 1st close

Total transaction value of $6.8B, including assumption of Health Net debt

Ownership Centene shareholders to own ~71% of Company and Health Net shareholders to own ~29% of Company

Financing commitment of $2.7B

Financing Pro forma debt to capital ratio of ~40%

Permanent financing to consist primarily of senior notes

Greater than 10% accretive to GAAP EPS in first full year

Projected

Financial Greater than 20% accretive to Adjusted EPS in first full year

Impact Pre tax synergies of $150M by the end of year 2; half in year 1 (On top of Cognizant Savings)

Expect to close in early 2016

Path to Health Net and Centene shareholder approval

Closing

Granted early termination of the waiting period required under Hart -Scott-Rodino

? Customary State approvals—including “change of control” approvals from State insurance and health regulators in Arizona, California, and Oregon

Cost Synergy Opportunities

Core G&A Efficiencies

Specialty Company

Integration

Medical Costs

Technology Platform

$150M in Year 2

On Top of Cognizant Savings

Savings Are Incremental to Growth Opportunity

Critical Mass: Leader in High Quality Affordable Plans

Pro Forma Membership as of 9/30/15

Medicaid: 6.2 million

Specialty / Government: 3.1 million

Commercial / Exchanges: 1.3 million

Medicare: 280,000

Duals: 50,000

Total 10.9 million

Centene Common States

Note: Map excludes Health Net’s TRICARE North Region membership

Diversifying and Setting the Stage for 2016 and Beyond

4% 4% 4% 8% 4%

11%

0.7%	8%

2% 19%

39%

83% 16%

34% 64%

2015E Revenue: 2015E Revenue: 2015E Pro Forma Revenue:

$21 billion $16 billion $37 billion

Medicaid Commercial / Exchanges Medicare

Specialty / Government Duals

Note: Estimate of revenue represents Premium and Service revenue and excludes health insurer fee revenue, premium taxes and investment income

Significant and Real Growth Opportunities

Enhanced Introduces

Increased Additional

Opportunity for Leverage Commercial

Leader in Medicare Government

Targeted Specialty Group

Medicaid Advantage Health

Exchange Platform Business

Presence Programs

Populations

National 4 Star Plans Leader in VA Depth and Harnesses

Presence Centene States Quality TRICARE Breadth of strong

Leadership Affordable Integrated distribution

Position Plans Specialty channels

Value Based Products Provides

Networks opportunities

on private

exchanges

US Health Care – Public Financing

191 million

Millions of Beneficiaries(56% of Americans)

172 million

(52% of Americans)

5

134 million 5 21

(42% of Americans)

14
5
7	72
62
50
91	93
72

2014 2019 2024

CHIP Exchange

Medicare Medicaid

Source: HMA, 2014

Enhanced Capabilities for Delivering High Quality, Affordable Healthcare

Leading position in Government programs: Medicaid, Medicare, VA and TRICARE

Scale in

Government PF 2015E Premium & Service Revenue of $37B and Adj. EBITDA in excess of $1.5B

Programs Opportunity to leverage specialty programs

Provides scale and expertise in Medicare

Increased Strong quality position with 4 Star plan

Capabilities

Innovative capabilities for value based Exchange & consumer products

Significant growth opportunity in Medicare, Exchanges & other Gov’t programs

Platform for

Expanded Leadership in CA, FL and TX

Growth Expanded growth pipeline

Compelling In first year, GAAP EPS accretion of >10% and Adjusted EPS accretion > 20%

Financial

Profile Prudent capital structure with debt to capital of ~40%

Credit Suisse 34th Annual Healthcare Conference—Scottsdale

November 10, 2015